

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue, Suite 411
West Caldwell, New Jersey 07006

> **Re:** **Protect Pharmaceutical Corporation**
> **Form 10-12G filed June 8, 2010**
> **Form 10-Q filed August 23, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Leonard E. Neilson, Esq.